Exhibit 5.1

	ATTORNEYS AT LAW	Broomfield, CO 720 566-4000
July 26, 2005	Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com	Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000
Hoku Scientific, Inc.	JOHN MCKENNA (650) 843-5059 mckennaj@cooley.com
2153 North King Street Suite 300 Honolulu, Hawaii 96819

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Hoku Scientific, Inc. (the “Company”) of a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering an underwritten public offering (the “IPO”) of up to four million eight hundred thirty thousand (4,830,000) shares of common stock, including six hundred thirty thousand (630,000) shares of common stock for which the underwriters have been granted an over-allotment option (the “Company Shares”).

In connection with this opinion, we have examined and relied upon the Registration Statement and related Prospectus, the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as currently in effect as well as the Amended and Restated Certificate of Incorporation in the form filed as Exhibit 3.2 to the Registration Statement that will be in effect as of the closing of the IPO and the Bylaws in the form filed as Exhibit 3.4 to the Registration Statement that will be in effect as of the closing of the IPO, and the originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. With respect to our opinion as to the Company Shares, we have assumed that, at the time of issuance and sale, a sufficient number of shares of common stock is authorized and available for issuance and that the consideration for the issuance and sale of such shares of common stock (or preferred stock convertible into common stock) is not less than the par value of the common stock. As to certain factual matters, we have relied upon a certificate of officers of the Company and have not sought to independently verify such matters. Our opinion is expressed only with respect to the general corporation law of the State of Delaware.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that, with respect to the Company Shares offered under the Registration Statement, provided that (a) the Amended and Restated Certificate of Incorporation to be filed with the Delaware Secretary of State’s Office upon the closing of the IPO has been filed; (b) the Bylaws that will be in effect upon the closing of the IPO have become effective; (c) the issuance and sale of the Company Shares do not violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and comply with any requirement imposed by any court or governmental body having jurisdiction over the Company; (d) the certificates for the Company Shares have been duly executed by the Company, countersigned by the transfer agent therefor and duly delivered to the purchasers thereof against payment therefor; and (e) the Purchase Agreement, for the sale of the Company Shares has been duly executed by the parties thereto, then the Company Shares, when issued and sold in accordance with the Registration Statement and related Prospectus, will be validly issued, fully paid and non-assessable.

We consent to the reference to our firm under the caption “Legal Matters” in the Prospectus included on the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP

/s/ John T. McKenna

John T. McKenna

534233 v6/HN